EXHIBIT (a)(1)(G)

PERSONAL AND CONFIDENTIAL

DATE: January 17, 2002

TO: [WorldCom group employees on leave of absence who are eligible for option exchange - leave began after Aug. 1, 2001]

FROM: Stock Option Department

SUBJECT: EMPLOYEE STOCK OPTION EXCHANGE PROGRAM

The attached communication from Dennis Sickle and related materials describe a new program whereby eligible WorldCom group employees may elect on or before February 14, 2002, to surrender outstanding options granted by WorldCom in 1999 and 2000 for cancellation. Subject to the terms and conditions of the program including, but not limited to, the continued employment requirement, new options would be granted in exchange for the cancelled options on the replacement grant date, currently scheduled for August 15, 2002. These new options would have a new exercise price, expiration date and three-year vesting schedule, commencing January 1, 2003. Enclosed, you will find complete information about the exchange program and instructions about how to participate, which you should review carefully.

When you are making your decision about participating in this voluntary program, if eligible, you should also review the Company's termination/leave of absence policy in light of the continued employment requirement for the grant of a new option and exercise of such options on and after the delayed vesting dates. The following excerpt from the enclosed Offer to Exchange describes the continued employment requirement for the grant of a new option and the enclosed forms address the continued employment requirements for the vesting and exercisability of the new options.

      Nothing in this Offer to Exchange modifies or changes your employment relationship with us or grants you any right to remain employed by us. You cannot revoke your Election to Participate after 12:00 midnight, Eastern Standard Time, on February 14, 2002. If your employment with the WorldCom group is terminated by you or the WorldCom group voluntarily, involuntarily or for any reason or no reason, before your new option(s) are granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the grant that would have been issued on the replacement grant date. THEREFORE, IF YOU ELECT TO PARTICIPATE AND YOU ARE NOT AN EMPLOYEE OF THE WORLDCOM GROUP FROM THE DATE OF THIS OFFER TO EXCHANGE THROUGH THE REPLACEMENT GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTION(S) OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR CANCELLED OPTIONS.

If you have questions about the exchange program, please contact us at 1-877-999-7780. For questions about the Company's termination/leave of absence policy, call The Source at 1-800-932-7947.

Thank you.